Filed Pursuant to Rule 424(b)(3)
Registration No. 333-156742

HINES GLOBAL REIT, INC.
SUPPLEMENT NO. 5 DATED JULY 14, 2010
TO THE PROSPECTUS DATED APRIL 30, 2010

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Hines Global REIT, Inc., dated April 30, 2010 (the “Prospectus”), Supplements No. 1, dated May 14, 2010, No. 2, dated May 17, 2010, No. 3, dated June 10, 2010, and No. 4, dated June 24, 2010. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

A.	To provide an update on the status of our initial public offering.
B.	To provide information regarding distributions recently declared.
C.	To describe an acquisition by us of a project located in Birmingham, England.
D.	To describe the terms of a new borrowing related to our acquisition in Birmingham, England.

A. Status of Our Initial Public Offering

As of July 12, 2010, we had received gross proceeds of approximately $194.1 million from the sale of approximately 19.5 million of our common shares in our initial public offering, including approximately $2.1 million relating to approximately 223,000 shares issued under our dividend reinvestment plan.  As of July 12, 2010, approximately $2,808.0 million in shares remained available for sale pursuant to our initial public offering, exclusive of approximately $497.9 million in shares available under our dividend reinvestment plan.

B. Distributions Declared

With the authorization of our board of directors, we have declared distributions for the months of July through September 2010. These distributions will be calculated based on stockholders of record each day from July through September 2010 in an amount equal to $0.00191781 per share, per day. Distributions for the months of July through September will be paid on the first business day following the completion of each month to which they relate. All distributions will be paid in cash or reinvested in stock for those participating in our dividend reinvestment plan.

C.      Acquisition of Brindleyplace Project

 On June 29, 2010, the Operating Partnership and MREF II MH SАRL, a subsidiary of Moorfield Real Estate Fund II GP Ltd. (“Moorfield”), formed a new joint venture entity called Hines-Moorfield UK Venture I S.а.r.l. (the “Brindleyplace JV”).  The Brindleyplace JV is a S.а.r.l. formed under the laws of Luxembourg and is owned 60% and 40% by the Operating Partnership and Moorfield, respectively.  The Brindleyplace JV was formed for the purpose of acquiring certain assets of Brindleyplace (such assets being acquired described as the “Brindleyplace Project”), a mixed-use development located in Birmingham, United Kingdom (as further described below).

The Brindleyplace JV Agreement, dated July 1, 2010, sets forth certain rights and obligations between the parties, including the following key provisions:

·
the majority shareholder (presently the Operating Partnership) has the right to elect 2 of the 3 members of the board of managers of the Brindleyplace JV for so long as it maintains majority control of the Brindleyplace JV’s shares.  The Operating Partnership designated Ken Macrae, an employee of an affiliate of our sponsor, and HGR International Investment Manager LLC, a subsidiary of the Operating Partnership that is managed by certain of our officers, as its two initial members of the board of managers;

·
each member of the board of managers has one vote, and a majority of the votes is needed for board action, subject to the rights of the minority shareholder (or, when applicable, its board member designee) to approve certain “Major Decisions” discussed  below (such approval rights being in effect as long as the minority shareholder owns at least 25% of the shares of the Brindleyplace JV);

·
the “Major Decisions” that require the approval of the minority shareholder (or its manager designee, as applicable) include, among others:  the sale of any property (except as provided in the “forced sale” rights discussed below) or the acquisition of any additional properties; new debt financings or any guaranty of indebtedness; entering into major leases and certain other leasing decisions; the annual strategic business plan and annual budget (and certain deviations therefrom); entering into any agreement with either venturer or their respective affiliates; any merger or similar extraordinary transaction; amendment of the constitutional documents of the Brindleyplace JV; changing the nature of the Brindleyplace JV’s business; admitting a new shareholder (except as provided below); dissolving the Brindleyplace JV; any change of property manager or asset manager; retention of certain leasing agents; commencing a bankruptcy action; changing the tax residency of the Brindleyplace JV; entering into certain litigation settlements; entering into certain non-arms length transactions; and any other matter that could reasonably be expected to have an adverse effect on the valuation of the Brindleyplace JV in excess of 10%;

·
a requirement that each venturer fund its pro-rata share of the initial capital required to complete the acquisition of the Brindleyplace Project and the capital contributions that are needed to re-tenant one of the buildings being acquired (in a total amount not to exceed £10.0 million ($15.2 million assuming a rate of $1.52 per GBP)). Failure to make such required additional capital contribution allows the other venturer to fund the shortfall and dilute the non-contributing venturer.  Other than this specific capital requirement, there is no other requirement of either venturer to fund additional capital contributions after closing;

·	procedures and consents for making shareholder distributions;

·
after July 7, 2012, there is a mutual buy-sell right, in which either venturer may offer to purchase the entire interest of the other venturer in the Brindleyplace JV and the offeree must sell its interest at the offered price or purchase the interest of the offeror based on the same originally offered price (adjusted to reflect the different ownership percentages of the venturers);

·
after July 1, 2014, both venturers will have a “forced sale” right, meaning that after such date, either venturer may elect to trigger a third party sale of any building or all of the Brindleyplace Project.  If either the Operating Partnership or Moorfield elects to trigger such sale, then the other venturer has a right of first refusal to purchase such asset(s) at the sale price proposed by the triggering party;

·
after July 1, 2014, either venturer may transfer all (but not less than all) of its interest in the Brindleyplace JV to a third party that is reasonably approved by the remaining venturer (based upon financial stability), with the remaining venturer having a right of first refusal to purchase such interest at the price stated in any signed, written bona fide offer from such third party;

·
a Luxembourg-based affiliate of Hines was designated by the parties to be the initial Administrative Manager of the Brindleyplace JV, which entity is allowed to recover its actual personnel and other costs and expenses (without mark-up) in an amount not to exceed £120,000 per year ($182,000 assuming a rate of $1.52 per GBP as adjusted for inflation annually), and it shall be solely responsible for managing the day-to-day operations of the Brindleyplace JV.  Our Conflicts Committee reviewed and approved the proposed recovery of expenses from the Brindleyplace JV to the Hines affiliate in performing its duties as the Administrative Manager, and determined that such recovery and cap was fair and reasonable to us; and

·	the Brindleyplace JV Agreement is governed by the laws of the United Kingdom.

Concurrently with the execution of the Brindleyplace JV Agreement, on July 1, 2010, the Brindleyplace JV entered into a contract to acquire the Brindleyplace Project.  The Brindleyplace JV consummated the acquisition of the Brindleyplace Project on July 7, 2010.  The contract purchase price for the Brindleyplace Project was £186.2 million ($282.5 million assuming a rate of $1.52 per GBP based on the transaction date), exclusive of transaction costs, financing fees and working capital reserves.  The Brindleyplace JV funded the acquisition using contributions from the venturers and proceeds from a secured mortgage facility agreement entered into with Eurohypo AG.  We funded our contributions to the Brindleyplace JV using proceeds from our initial public offering. The seller, Brindleyplace Limited Partnership, is not affiliated with Hines Global or its affiliates.

The Brindleyplace Project consists of five office buildings including ground-floor retail, restaurant and theatre space, and a 903-space multi-story parking garage. In total, the project consists of 560,200 square feet of rentable area that is 99.2% leased to 29 tenants.  British Telecom, a telecommunication firm, leases 133,084 square feet or approximately 24% of the rentable area of the Brindleyplace Project, under a lease that expires in January 2012.  The annual base rent under the lease is currently approximately £3.1 million ($4.7 million assuming a rate of $1.52 per GBP).  The Royal Bank of Scotland PLC, a global banking and financial services company ("RBS"), leases 101,349 square feet or approximately 18% of the rentable area of the Brindleyplace Project, under a lease that expires in December 2028.  The annual base rent under the lease is currently approximately £2.6 million ($3.9 million assuming a rate of $1.52 per GBP), but is subject to rent reviews every five years (Rent reviews are negotiations between the tenant and landlord to bring the annual base rent under a lease to a market rental rate. Rent reviews cannot result in decreased annual rent.). In addition, the lease has a termination option, which permits RBS to terminate the lease in June 2022 with twelve months notice.  Deloitte LLP, a company that provides auditing, consulting, financial advisory, risk management and tax services, leases 58,341 square feet or approximately 10% of the rentable area of the Brindleyplace Project, under a lease that expires in February 2016.  The annual base rent under the lease is currently approximately £1.5 million ($2.2 million assuming a rate of $1.52 per GBP), but is subject to rent reviews every 5 years.  The remaining space is leased to twenty-six tenants, none of which leases more than 10% of the rentable area of the Brindleyplace Project.

Additionally, a joint venture owned 60% by an affiliate of Hines and 40% by an affiliate of Moorfield, leases the parking garage under a lease that expires in July 2015.  This joint venture is responsible for the operations of the parking garage, which they have outsourced to GVA Grimley Limited.  The annual base rent under this lease is currently £600,000 ($910,000 assuming a rate of $1.52 per GBP) plus a certain percentage of gross receipts from the operation of the garage, if certain thresholds are achieved.

The Brindleyplace Project will continue to be property managed by GVA Grimley Limited, and the initial asset management service will be outsourced to Argent Estates Limited, neither of which is affiliated with us, our sponsor or our affiliates.

In connection with the acquisition of the Brindleyplace Project, we expect to pay our Advisor approximately $3.4 million in acquisition fees and $1.1 million in financing fees.  Additionally, we expect that Moorfield will pay an affiliate of our sponsor an acquisition fee of approximately £380,000 plus a transaction structuring fee of approximately £120,000 ($578,000 and $181,000, respectively, assuming a rate of $1.52 per GBP).

Our management currently has no plans for material renovations or other capital improvements at the property and believes the property is suitable for its intended purpose and adequately covered by insurance. The cost of the Brindleyplace Project (excluding the cost attributable to land) will be depreciated for tax purposes over a 40-year period on a straight-line basis.

The following table shows the weighted average occupancy rate, expressed as a percentage of rentable square feet, and the average effective annual gross rent per leased square foot for the Brindleyplace Project during the past five years ended December 31:

Year	Weighted Average Occupancy	Average Effective Annual Gross Rent per Leased Sq. Ft. (1)
2005	98.0%	$39.09
2006	98.6%	$36.13
2007	97.4%	$36.60
2008	97.4%	$39.23
2009	97.4%	$38.40

(1)
Average effective annual gross rent per leased square foot for each year is calculated by dividing such year’s accrual-basis total rent revenue (excluding operating expense recoveries) by the weighted average square footage under lease during such year.  (Assuming a rate of $1.52 per GBP based on the transaction date.)

The following table lists, on an aggregate basis, the approximate leasable square feet for all of the scheduled lease expirations for the period from July 7, 2010 through December 31, 2010 and for each of the years ending December 31, 2011 through 2019 for the Brindleyplace Project.

Year	Number of Leases	Approximate Square Feet	Percent of Total Leasable Area	Annual Base Rental Income of Expiring Leases (1)	% of Total Annual Base Rental Income
2010	1	4,336	0.8%	$57,725	0.4%
2011	-	-	-	$-	-
2012	2	137,452	24.5%	$5,269,499	38.0%
2013	-	-	-	$-	-
2014	8	64,705	11.6%	$2,367,766	17.0%
2015	3	10,431	1.9%	$421,737	3.0%
2016	3	84,154	15.0%	$3,309,385	23.8%
2017	1	5,172	0.9%	$244,577	1.8%
2018	3	61,906	11.1%	$2,223,821	16.0%
2019	-	-	-	$-	-

(1) Assuming a rate of $1.52 per GBP based on the transaction date.

D.      Description of Debt Related to Acquisition of the Brindleyplace Project

On July 1, 2010, subsidiaries of the Brindleyplace JV entered into a secured mortgage facility agreement in the aggregate amount of £121.1 million ($183.7 million assuming a rate of $1.52 per GBP) with Eurohypo AG and into separate Debenture Agreements dated July 7, 2010, Share and Receivables Pledge Agreements and Account Pledge Agreements.  The loan is secured by a mortgage and related security interests in the Brindleyplace Project. The loan documents also include assignments of rent, leases and permits for the benefit of Eurohypo.  The loan matures on July 7, 2015 and has a floating interest rate of LIBOR plus a spread that ranges from 1.45% to 1.60%, based on the loan-to-value ratio of the Brindleyplace Project.  Interest on approximately £90.8 million ($137.7 million assuming a rate of $1.52 per GBP) of the loan balance was fixed at closing at 3.91% through multiple 5-year swaps with Eurohypo.  Interest payments are due quarterly, in arrears, beginning on July 20, 2010 through maturity. The loan may be repaid in full prior to maturity, subject to a prepayment premium if it is repaid in the first 3 years, and is prepayable at par thereafter. The loan documents require the borrowers to establish a reserve for the refurbishment of a portion of the Brindleyplace Project.  The borrowers will deposit £584,000 ($886,000 assuming a rate of $1.52 per GBP) quarterly beginning October 2010 and will continue until January 2012.

Eurohypo may exercise certain rights under the loan documents, including the right of foreclosure and the right to accelerate payment of the entire balance of the loan (including fees and the prepayment premium) upon events of default, subject to the borrowers’ ability to cure during a grace period.  The events of default under the loan documents include, among others, the insolvency of the borrowers or the Brindleyplace JV, the borrowers’ inability to meet ongoing financial covenants of the facility, the borrowers’ failure to maintain insurance on the Brindleyplace Project and the failure of certain representations and warranties in the loan documents to be true and correct in all material respects.